Kingsway Announces Public Offering of Senior Unsecured Debentures

Toronto, Ontario (November 29, 2002)--Kingsway Financial Services Inc. (TSX:KFS, NYSE:KFS) announced today that it has entered into an agreement with a syndicate of underwriters led by Scotia Capital Inc., and including CIBC World Markets Inc., BMO Nesbitt Burns Inc., Desjardins Securities Inc. and HSBC Securities (Canada) Inc., under which the underwriters have agreed to buy and sell to the public in Canada $78 million aggregate principal amount of 8.25% unsecured senior debentures due December 31, 2007.  A short form prospectus is expected to be filed with Canadian regulatory authorities on December 2, 2002.

The net proceeds to Kingsway of approximately $77.2 million will be used to provide additional capital to our subsidiaries to support the expected growth of our business and for general corporate purposes, which may include the repayment of existing credit facilities.  The offering is expected to close on or about December 6, 2002.

The debentures will not be and have not been registered under the United States Securities Act of 1933 (the “Securities Act”) or any state securities laws and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements under the Securities Act.

This news release shall not constitute an offer to sell or a solicitation of an offer to buy any debentures or any other securities, nor will there by any sale of the debentures or any other security in any jurisdiction in which such an offer or sale would be unlawful.

About Kingsway

Kingsway’s primary business is the insuring of automobile risks for drivers who do not meet the criteria for coverage by standard automobile insurers.  The Company currently operates through nine wholly-owned subsidiaries in Canada and the U.S.  Canadian subsidiaries include Kingsway General Insurance Company, York Fire & Casualty Insurance Company and Jevco Insurance Company. U.S. subsidiaries include Universal Casualty Company, American Service Insurance Company, Southern United Fire Insurance Company, Lincoln General Insurance Company, U.S. Security Insurance Company, American Country Insurance Company and Avalon Risk Management, Inc.  The Company also operates reinsurance subsidiaries in Barbados and Bermuda.  Kingsway Financial, Kingsway General, York Fire, Jevco and Kingsway Reinsurance (Bermuda) are all rated “A” Excellent by A.M. Best.  The Company’s senior debt is rated “BBB” (investment grade) by Standard and Poor’s and Dominion Bond Rating Service.  The common shares of Kingsway Financial Services Inc. are listed on the Toronto Stock Exchange and the New York Stock Exchange, under the trading symbol “KFS”.

For further information, please contact:
Shaun Jackson
Executive Vice President and Chief Financial Officer
Tel: (905) 629-7888
Fax: (905) 629-5008